                                  SCHEDULE 13D



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                  BrightStar Information Technology Group, Inc.
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                                (Name of Issuer)

                                  Common Stock,
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                           $0.001 par value per share
                         (Title of Class of Securities)


                                   10947N 10 4
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                                 (CUSIP Number)

                                 Joseph A. Wagda
                  BrightStar Information Technology Group, Inc.
                           6601 Owens Drive, Suite 115
                          Pleasanton, California 94588
                                 (925) 251-0000

                                 with a copy to:

                               Richard Grey, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                February 12, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JOSEPH A. WAGDA
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

               PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)              [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA

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                          7        SOLE VOTING POWER
       NUMBER OF
                                            1,988,660
         SHARES          -------------------------------------------------------

      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            566,447
                         -------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            1,988,660
       REPORTING         -------------------------------------------------------

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              566,447
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,555,107
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.8%

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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $.001 per share ("Common Stock"), of BrightStar Information Technology Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6601 Owens Drive, Suite 115, Pleasanton, California 94588.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is filed by Joseph A. Wagda individually (the "Reporting Person"). The business address of the Reporting Person is 6601 Owens Drive, Suite 115, Pleasanton, California 94588. The Reporting Person is the Chairman and Chief Executive Officer of the Company.

         (d) - (e) During the five years prior to the date of this Schedule 13D, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D is being filed in accordance with Rule 13d-1(a) because the Reporting Person now holds more than 5% of the Company's securities.

         The Reporting Person acquired 208,600 shares of Common Stock of the Company as a result of purchases with personal funds.

         On July 26, 2001, the Company issued the Reporting Person two Convertible Notes(1) at an aggregate purchase price of $151,130.00. The Convertible Notes are convertible into 657,087 shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person purchased the Convertible Notes with personal funds.



--------
(1) One Convertible Note for an aggregate purchase price of $50,000.00, convertible into 217,391 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $101,130.00, convertible into 439,696 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------


         On July 26, 2001, the Company issued the Reporting Person two Warrants(2) to immediately purchase an aggregate of 98,564 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on July 26, 2006.

         On October 1, 2001, the Company issued the Reporting Person two Convertible Notes(3) at an aggregate purchase price of $2,210.08. The Convertible Notes are convertible into 9,609 shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001 Convertible Notes.

         On October 1, 2001, the Company issued the Reporting Person two Warrants(4) to immediately purchase an aggregate of 1,442 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on November 15, 2006.

         On January 1, 2002, the Company issued the Reporting Person two Convertible Notes(5) at an aggregate purchase price of $3,066.80. The Convertible Notes are convertible into 13,335 shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001 and October 1, 2001 Convertible Notes.

----------

(2) One Warrant which may be exercised to purchase 32,609 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 65,955 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(3) One Convertible Note for an aggregate purchase price of $731.19, convertible into 3,179 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $1,478.89, convertible into 6,430 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(4) One Warrant which may be exercised to purchase 477 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 965 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(5) One Convertible Note for an aggregate purchase price of $1,014.62, convertible into 4,412 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $2,052.18, convertible into 8,923 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------

         On January 1, 2002, the Company issued the Reporting Person two Warrants(6) to immediately purchase an aggregate of 2,001 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on November 15, 2006.

         On February 15, 2002, the Company issued the Reporting Person 750,000 of the Company's Common Stock in full satisfaction of accrued performance bonuses earned in 2001.

         On February 15, 2002, the Company issued the Reporting Person 750,000 restricted stock awards. In return for the granting of these shares, all stock options previously granted to the Reporting Person, totaling 780,060, were cancelled.

         On April 1, 2002, the Company issued the Reporting Person two Convertible Notes(7) at an aggregate purchase price of $3,128.14. The Convertible Notes are convertible into 13,601 shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001, October 1, 2001 and January 1, 2002 Convertible Notes.

         On April 1, 2002, the Company issued the Reporting Person two Warrants(8) to immediately purchase an aggregate of 2,041 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on April 1, 2007.

         On July 1, 2002, the Company issued the Reporting Person two Convertible Notes(9) at an aggregate purchase price of $3,190.70. The Convertible Notes are convertible into 13,873 shares

----------
(6) One Warrant which may be exercised to purchase 662 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 1,339 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(7) One Convertible Note for an aggregate purchase price of $1,034.92, convertible into 4,500 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $2,093.22, convertible into 9,101 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(8) One Warrant which may be exercised to purchase 675 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 1,366 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(9) One Convertible Note for an aggregate purchase price of $1,055.61, convertible into 4,590 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $2,135.09, convertible into 9,283 shares of Common Stock, was issued in the name of

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------


of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001, October 1, 2001, January 1, 2002 and April 1, 2002 Convertible Notes.

         On July 1, 2002, the Company issued the Reporting Person two Warrants(10) to immediately purchase an aggregate of 2,081 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on July 1, 2007.

         On October 1, 2002, the Company issued the Reporting Person two Convertible Notes(11) at an aggregate purchase price of $3,254.52. The Convertible Notes are convertible into 14,151 shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001, October 1, 2001, January 1, 2002, April 1, 2002 and July 1, 2002 Convertible Notes.

         On October 1, 2002, the Company issued the Reporting Person two Warrants(12) to immediately purchase an aggregate of 2,122 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on October 1, 2007.

         On January 1, 2003, the Company issued the Reporting Person two Convertible Notes(13) at an aggregate purchase price of $3,319.60. The Convertible Notes are convertible into 14,435


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         Altamont Capital Management, Inc., a corporation jointly owned by the
         Reporting Person and his spouse.

(10) One Warrant which may be exercised to purchase 689 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 1,392 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(11) One Convertible Note for an aggregate purchase price of $1,076.73, convertible into 4,682 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate purchase price of $2,177.79, convertible into 9,469 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(12) One Warrant which may be exercised to purchase 702 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 1,420 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(13) One Convertible Note for an aggregate purchase price of $1,098.26, convertible into 4,776 shares of Common Stock, was directly issued to the Reporting Person and one Convertible Note for an aggregate

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------


shares of the Company's Common Stock at anytime upon the option of the Reporting Person and by the Company under certain circumstances. The Convertible Notes are fully due on July 26, 2004. The Reporting Person received the Convertible Notes as payment of accrued interest on the July 26, 2001, October 1, 2001, January 1, 2002, April 1, 2002, July 1, 2002 and October 1, 2002 Convertible Notes.

         On January 1, 2003, the Company issued the Reporting Person two Warrants(14) to immediately purchase an aggregate of 2,165 shares of the Company's Common Stock at a purchase price of $.50 per share as consideration for the purchase of the Convertible Notes described above. The Warrants expire on January 1, 2008.

ITEM 4.       PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Company by the Reporting Person was for investment purposes. Other than as in the Reporting Person's capacity as Chairman and Chief Executive Officer of the Company, the Reporting Person does not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The number of shares of Common Stock beneficially owned by the Reporting Person is 2,555,107 as of February 10, 2003 or approximately 15.9% of the outstanding shares of Common Stock.

         Such shares of Common Stock include (i) 1,708,600 shares, over which the Reporting Person has the sole voting and investment power, (ii) 280,060 shares, which the Reporting Person may purchase upon the exercise of a Convertible Note and Warrant, and (iii) 566,447 shares, which the Reporting Person and his spouse may purchase upon the exercise of a Convertible Note and Warrant.

         (c) The Reporting Person has not engaged in any transactions in the Company's Common Stock during the sixty-day period immediately preceding the date of this Schedule 13D, except as described elsewhere herein.


--------------------------------------------------------------------------------
         purchase price of $2,221.34, convertible into 9,659 shares of Common Stock, was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

(14) One Warrant which may be exercised to purchase 716 shares of Common Stock was directly issued to the Reporting Person and one Warrant which may be exercised to purchase 1,449 shares of Common Stock was issued in the name of Altamont Capital Management, Inc., a corporation jointly owned by the Reporting Person and his spouse.

                                  SCHEDULE 13D

----------------------
CUSIP No. 10947N 10 4
----------------------


         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described elsewhere in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003



                                    By:  /s/  Joseph A. Wagda
                                         ---------------------------------------
                                         Joseph A. Wagda